Aspen Group Reports Second Quarter Results

OKLAHOMA CITY, Oklahoma September 2, 2003 -- Aspen Group Resources Corporation, (TSE: ASR) (“Aspen” or the “Company”), announced its financial results for the second quarter and first six months of fiscal 2003 ended June 30, 2003. Aspen reports its results in US dollars.

For the six-month period ended June 30, 2003, Aspen reported revenues of $4.4 million compared to $4.7 million recorded in the same period last year. For the period, Aspen recorded a loss of $204 thousand, or $ 0.00 per share, compared to a net loss of $1.5 million or $0.04 per share. Cash flow from operations for the six-month period was $1.2 million compared to $239 thousand in 2002.

For the six-month period ended June 30, 2003, Aspen reported revenues of $1.7 million compared to $2.4 million recorded in the same period last year. For the period, Aspen recorded a loss of $210 thousand, or $ 0.00 per share, versus a net loss of $911 thousand or $0.02 per share. Cash flow from operations for the six-month period was $283 thousand compared to $32 thousand in the same period last year.

Comparative results from operations were positively impacted by higher sustained natural gas prices during the first part of the year and by company-wide cost reductions implemented by Aspen’s new management. However, revenue was negatively impacted by reduced production caused by several factors including the sale of the Company’s oil producing assets in the El Dorado Field in Kansas, and its gas properties in Wintering Hills, Alberta in the fourth quarter of 2002. In addition, the Company’s constrained cash flow position during the first quarter of 2003 delayed investment in drilling and well maintenance programs until the second quarter of this year.

Comparative summary results for six-month period ended June 30, 2003 are in the following tables. Additional information is contained in the Company’s financial statements, which are available for review in the SEDAR database.

Condensed Consolidated Summary Balance Sheet as at

(In US Dollars)

	June 30, 2003 (Unaudited)	Dec. 31, 2002 (Audited)

Assets
Current assets	$3,702,898	$5,758,071
Oil and gas properties (net of depletion)	44,385,146	44,967,314
Property, equipment and other assets (net of depreciation)	1,126,473	1,810,939
Total Assets	$49,214,517	$52,536,324

Liabilities and Stockholders’ Equity
Accounts payable and accrued interest and expenses	$6,870,648	$7,119,338
Notes payable and current maturities of long-term debt	12,517,939	16,197,027
Long-term debt, net of current maturities	787,143	1,075,777
Provision for Site Restoration	278,499	264,522
Deferred Income Taxes	170,580	81,053
Stockholders’ Equity	28,589,708	27,798,607
Total Liabilities and Stockholders’ Equity	$49,214,517	$52,536,324

September 2, 2003

Aspen Group Resources Corporation

Page 2 – Q2

Condensed Consolidated Summary Statements of Operations

(Unaudited In US Dollars)

	Six Months ended June 30		Three Months ended June 30
	2003	2002	2003	2002
Revenue	$4,428,521	$4,719,525	$1,746,535	$2,393,367
Expenses
Production, operating	1,883,686	2,582,529	818,314	1,276,875
General, administrative	916,214	1,491,698	446,569	842,762
Depreciation, depletion	1,340,897	1,665,333	566,968	811,564
Interest, financing costs, other	416,840	663,825	192,319	462,345
Total expenses	$4,557,637	$6,403,385	$2,024,170	$3,393,546
Net income (loss) before taxes	$(129,116)	$(1,683,860)	$(277,635)	$(1,000,719)
Net income (loss) after tax	$(204,142)	$(1,506,357)	$(210,282)	$(911,752)
Net income (loss) per share	$(0.004)	$(0.04)	$(0.004)	$(0.02)

Weighted avg. shares	48,659,805	36,309,400	48,659,805	37,304,287

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and the Western Canadian Basin in Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

877-775-8734

koconnor@aspengroupresources.com

- or -

Carla Driedger

Corporate Secretary

403-777-9152

carla.driedger@cmt.net